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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Minera Andes, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
602910101
(CUSIP Number)
Robert Ross McEwen
3rd Floor
99 George Street
Toronto, Ontario
Canada M5A 2N4
(647) 258-0395

Copy to:

George A. Hagerty, Esq.
Christopher J. Walsh, Esq.
Hogan & Hartson LLP
1200 Seventeenth Street, Suite 1500
Denver, CO 80202
(303) 899-7300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 4, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	602910101	Page	1	of	6

1	NAMES OF REPORTING PERSONS: Robert Ross McEwen

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canadian citizen

	7	SOLE VOTING POWER:

NUMBER OF		46,057,143 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		46,057,143 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

46,057,143 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

27.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	602910101	Page	2	of	6
Item 1. Security and Issuer
This Amendment No. 3, dated May 8, 2007 (this “Third Amendment”), amends the original Schedule 13D, dated January 3, 2006, as previously amended (the “Schedule 13D”). The Schedule 13D relates to the common shares (“Common Shares”) of Minera Andes Inc., a corporation organized under the laws of Alberta, Canada (“Minera Andes”). Minera Andes’ principal executive offices are located at Suite A, 111 East Magnesium Road, Spokane, Washington 99208.
This Third Amendment is filed to report that the number of Common Shares held by Robert Ross McEwen (“McEwen”) has increased as the result of the exercise of certain warrants as described in Items 3, 4 and 5 below. Unless amended or supplemented hereby, all information previously filed remains in effect.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and supplemented to add the following:
As described in Item 4 below, on May 4, 2007, McEwen exercised warrants for 2,000,000 Common Shares. The aggregate exercise price for the exercise of the warrants was, in Canadian Dollars (“CAD$”), CAD$3,600,000.00 (approximately US$3,265,560 based on an exchange rate of US$0.9071 : CAD$1.0, the Bank of Canada noon exchange rate as of May 7, 2007).
No funds were borrowed by McEwen in connection with the exercise of the warrants described above.
Item 4. Purpose of the Transaction
Item 4 is hereby amended and restated as follows:
(a) The purchase of the Common Shares reported in this Schedule 13D was made for the purpose of making an investment in Minera Andes. Consistent with such purpose, McEwen has had, and expects to continue to have, discussions with management of Minera Andes concerning Minera Andes and his investment in Minera Andes. McEwen may also engage in such discussions with other shareholders of Minera Andes.
Pursuant to the First Tranche Subscription Agreement, dated December 20, 2005 (the “First Tranche”) and completed December 21, 2005, McEwen acquired 15,414,740 Common Shares and warrants representing 7,707,370 Common Shares (the “First Tranche Warrants”). Pursuant to a Second Tranche Subscription Agreement, dated December 20, 2005 (the “Second Tranche”) and completed March 8, 2006, McEwen acquired an additional 13,156,689 Common Shares and warrants representing 6,578,344 Common Shares (the “Second Tranche Warrants”).
On March 23, 2006, McEwen made an open market purchase of 1,200,000 Common Shares.
On May 5, 2006, McEwen exercised all First Tranche Warrants and Second Tranche Warrants, at an exercise price of CAD$0.55 per share (approximately US$0.50 per share based on an exchange rate of US$0.9032 : CAD$1.0, the Bank of Canada noon exchange rate as of May 5, 2006). Pursuant to

CUSIP No.	602910101	Page	3	of	6
an Amending Agreement to Warrants, dated as of May 5, 2006, between Minera Andes and McEwen (the “Amending Agreement”), McEwen also received warrants to purchase an additional 2,000,000 Common Shares at CAD$1.80 per share (approximately US$1.63 per share based on an exchange rate of US$0.9032 : CAD$1.0, the Bank of Canada noon exchange rate as of May 5, 2006) on or prior to May 5, 2007, in consideration of his early exercise of the First Tranche Warrants and the Second Tranche Warrants. The First Tranche Warrants and the Second Tranche Warrants would have otherwise expired on the earlier of (i) December 20, 2007 for the First Tranche Warrants and March 8, 2007 for the Second Tranche Warrants and (ii) the 15th trading day after Minera Andes’ providing McEwen with notice of a weighted average price of the Common Shares greater than CAD$1.00 per share for a period of 20 consecutive trading days commencing after the applicable holding period.
On May 4, 2007, McEwen acquired 2,000,000 Common Shares through the exercise all of the warrants obtained by him pursuant to the Amending Agreement at an exercise price of CDN$1.80 per share (approximately US$1.63 based on an exchange rate of US$0.9071 : CAD$1.0, the Bank of Canada noon exchange rate as of May 7, 2007). These warrants would have expired on May 5, 2007.
The First Tranche Subscription Agreement and Second Tranche Subscription Agreement provide, among other things, that, for the period commencing on the date that is 61 days after the later of (i) the date upon which the Minera Andes Shareholders Rights Plan is terminated, and (ii) the date upon which all rights issued under the Minera Andes Shareholders Rights Plan are redeemed, and ending on the date that is two years after December 21, 2005 (the closing date of the First Tranche, the “Closing Date”), at any time during such period McEwen will have a right of first refusal (provided McEwen owns not less than 10% of the issued and outstanding Common Shares (assuming the exercise of any warrants held by McEwen)), subject to certain exceptions, to subscribe for up to and including 100% of the value of each financing undertaken by Minera Andes, either by way of private placement or public offering of equity, debt, subscription units or convertible securities, rights offering or project financing (a “Financing”) on the same terms and conditions (including price and timing) as other investors in each such Financing. McEwen’s right to participate in a Financing applies to each Financing and is not affected by McEwen’s exercise or failure to exercise such right in respect of any particular Financing.
The First Tranche Subscription Agreement and Second Tranche Subscription Agreement also provide, that, for a period of one year from the Closing Date, Minera Andes will not (with certain exceptions set forth therein), without the prior written consent of McEwen, which consent may not be unreasonably withheld: (i) enter into any agreements with respect to any of Minera Andes’ properties that might have the effect of creating an interest, directly or indirectly, in such property to a third party; (ii) enter into any agreements with third parties which would grant such third parties rights that, when exercised, would have the effect of granting an interest, directly or indirectly, in any of Minera Andes’ properties to third parties; (iii) enter into any option, joint venture, royalty, lease, unitization, sale, deed, trust, conveyance, transfer, disposition, mining, cross mining, commingling or agreements of whatever nature with respect to any of Minera Andes’ properties; (iv) enter into any agreements with respect to the financing of any of Minera Andes’ properties that would result in any dilution or reduction of Minera Andes’ present interests in any of such properties; (v) enter into any agreements, relating to an amalgamation, reorganization, plan of arrangement or similar type of transaction, that might have the effect of

CUSIP No.	602910101	Page	4	of	6
reducing Minera Andes’ interest in any of its properties or granting a third party an interest, directly or indirectly, in any of Minera Andes’ properties; and (vi) encumber any of Minera Andes’ properties in any manner whatsoever.
McEwen may, in the future, purchase additional Common Shares or other securities of Minera Andes depending on the price of the shares and circumstances at the time such acquisitions, if any, are made. Alternatively, McEwen may at any time determine to realize on his investment in the Common Shares through the sale of all or some of the shares. McEwen may also in the future take an active role in the management of the Company.
The descriptions of the First Tranche Subscription Agreement and the Second Tranche Subscription Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached to the Schedule 13D as Exhibits 7.1 and 7.2, respectively.
(b) Not applicable.
(c) Not applicable.
(d) Pursuant to the terms of the First Tranche Subscription Agreement and the Second Tranche Subscription Agreement, for a period of five years following the closing of the First Tranche, if at any time subsequent to the closing of the First Tranche, McEwen owns not less than 10% of the issued and outstanding Common Shares (assuming the exercise of any warrants held by McEwen), then McEwen shall have the right, from time to time and at any time, to nominate one individual (the “Nominee”) to the board of directors of Minera Andes, and Minera Andes has agreed to use all reasonable efforts to cause its board of directors to pass such resolutions and to take such other actions as may be required in order that the Nominee become a member of the board of directors of Minera Andes. In addition, Minera Andes has agreed to use all reasonable efforts to cause its board of directors to pass such resolutions and to take such other actions as may be required in order to maintain the number of members of the board of directors of Minera Andes at not more than six.
(e) Not applicable.
(f) Not applicable.
(g) Not applicable.
(h) Not applicable.
(i) Not applicable.
(j) Other than as described above, McEwen currently has no plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of this Schedule 13D (although McEwen reserves the right to develop such plans).
McEwen disclaims membership in any group with respect to the purchase of Common Shares pursuant to the First Tranche Subscription Agreement, the Second Tranche Subscription Agreement, the open market purchase of Common Shares on March 23, 2006, the exercise of the

CUSIP No.	602910101	Page	5	of	6
First Tranche Warrants and the Second Tranche Warrants, or the exercise of additional warrants on May 4, 2007.
The descriptions of the First Tranche Subscription Agreement and the Second Tranche Subscription Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 7.1 and 7.2, respectively.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated as follows:
(a) McEwen is the beneficial owner of 46,057,143 Common Shares, which represents approximately 27.9% of the Common Shares (based on 165,276,173 Common Shares outstanding, which represents the sum of (i) 163,276,173, the number of Common Shares outstanding as of April 10, 2007, as represented by Minera Andes in its Report of Foreign Issuer on Form 6-K filed with the Securities Exchange Commission on April 10, 2007, and (ii) 2,000,000, the additional shares issued pursuant to McEwen’s exercise of warrants on May 4, 2007).
The descriptions of the First Tranche Subscription Agreement and Second Tranche Subscription Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached to the Schedule 13D as Exhibits 7.1 and 7.2.
(b) McEwen holds the sole power to vote and dispose of the 46,057,143 Common Shares that he beneficially owns.
(c) Other than the transactions described herein, McEwen has not effected any transaction in the Common Shares during the past 60 days.
(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 46,057,143 Common Shares that are beneficially owned by McEwen.
(e) Not applicable.
Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth under Items 4 and 5 above are incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits
Exhibit 7.1: Subscription Agreement (First Tranche), dated as of December 20, 2005, by and between Minera Andes and McEwen.*
Exhibit 7.2: Subscription Agreement (Second Tranche), dated as of December 20, 2005, by and between Minera Andes and McEwen.*
* Incorporated by reference from the Schedule 13D filed by McEwen on January 3, 2006 (File No. 005-52633)

CUSIP No.	602910101	Page	6	of	6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 8, 2007

By:	/s/ Robert Ross McEwen
	Name:	Robert Ross McEwen